Contact

www.linkedin.com/in/julius-jackson-7161a093 (LinkedIn)
www.340boxing.com (Company)

Top Skills

Microsoft Excel
Microsoft Office
Social Media

Julius Jackson

Julius The Chef Jackson
St Thomas, US Virgin Islands

Summary

2008 Olympic Athlete, Nationally Televised Chef, Part owner New History Supps, Part Owner Caribbean water Technologies, Author, Entrepreneur, Private Chef, Personal Trainer.

Experience

Soca Shores
Director of Operations
April 2021 - Present (5 years 7 months)

New History Supplements
Brand Ambassador/ Partner
March 2019 - Present (7 years 8 months)

340boxing / hayomd sports
Professional Boxer
January 2009 - Present (17 years 10 months)

My Brother's Workshop
Assistant Program Director
October 2016 - September 2025 (9 years)

Education

Florida culinary institute
Associate of Arts (A.A.), Culinary Arts/Chef Training · (2006 - 2008)